Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Lindblad Expeditions Holdings, Inc. on Form S-8, of our report dated March 12, 2021, with respect to our audits of the consolidated financial statements of Lindblad Expeditions Holdings, Inc and Subsidiaries as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and our report dated March 12, 2021 with respect to our audit of internal control over financial reporting of Lindblad Expeditions Holdings, Inc and Subsidiaries as of March 12, 2021 appearing in the Annual Report on Form 10-K of Lindblad Expeditions Holdings, Inc. for the year ended December 31, 2020.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

Melville, NY

July 6, 2021